NO ACT

PE 1-11-08



UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



Received SEC
JAN 28 2008
Washington, DC 20549

January 28, 2008

Angeline C. Straka
Senior Vice President
Deputy General Counsel and Secretary
CBS Corporation
51 West 52 Street
New York, NY 10019-6188

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1/28/2008

Re: CBS Corporation
Incoming letter dated January 11, 2008

Dear Ms. Straka:

This is in response to your letter dated January 11, 2008 concerning the shareholder proposal submitted to CBS by Richard Allen. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Richard Allen
62 William Street – 4th Floor
New York, NY 10005



ANGELINE C. STRAKA
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL AND SECRETARY

CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188
(212) 975-5889
FAX: (212) 597-4063
angeline.straka@cbs.com



**BY OVERNIGHT DELIVERY**

January 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: CBS Corporation Shareholder Proposal**

Ladies and Gentlemen:

On behalf of CBS Corporation, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(f) and Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is excluded from the Company's proxy statement and form of proxy (together, the "2008 Proxy Materials") to be distributed to the Company's stockholders in connection with its 2008 annual meeting of stockholders (the "2008 Annual Meeting"). The Company intends to file its definitive 2008 Proxy Materials for the 2008 Annual Meeting with the Commission on or about April 4, 2008, and the Company's 2008 Annual Meeting is scheduled to occur on May 22, 2008.

**Background**

The Shareholder Proposal

On March 19, 2007, the Company received a shareholder proposal and supporting statement from Richard Allen with respect to the proxy statement and form of proxy (together, the "2007 Proxy Materials") relating to the Company's 2007 annual meeting of stockholders (the "2007 Annual Meeting"). The proposal reads as follows:

"WHEREAS, The CBS Corporation, parent of Simon and Schuster, assumes its companies adhere to ethical practices;

WHEREAS, it has come to our attention that Simon and Schuster, publisher of non-fiction books, including historical accounts, lacks a systematic fact-checking process to assure material errors are not printed by the company and presented as fact;

WHEREAS, it has come to our attention that a Simon and Schuster volume by Jimmy Carter, *Palestine: Peace Not Apartheid*, contains numerous material errors of fact, prompting extensive public criticism about Simon and Schuster;

RESOLVED, the shareholders request the Board of Directors to institute a department within Simon and Schuster whose task is to screen non-faction manuscripts for factual errors, to protect the reputation and sound functioning of the company against the harm of printing error-filled, non-fiction books."

<u>The 2007 Proxy Materials</u>

The Company responded to Mr. Allen in a letter dated March 21, 2007 to inform him that the deadline for shareholder proposals to be considered for inclusion in the 2007 Proxy Materials relating to the Company's 2007 Annual Meeting was December 15, 2006 and, accordingly, his proposal was not eligible for inclusion in the 2007 Proxy Materials. In a letter to the Staff dated March 29, 2007, a copy of which was sent to Mr. Allen, the Company requested that the Staff concur that the proposal was excludable from the 2007 Proxy Materials because Mr. Allen failed to timely submit the proposal as required by Rule 14a-8(e). In a letter dated April 12, 2007, the Staff granted the Company's request and stated that the Staff would not recommend enforcement action to the Commission if the Company omitted the proposal from the 2007 Proxy Materials in reliance on Rule 14a-8(e)(2).

<u>The 2008 Proxy Materials</u>

Mr. Allen wrote to the Company again regarding his proposal in a letter dated April 16, 2007 which read in relevant part as follows:

"Please take this letter as an <u>official request</u> that if the ruling of the SEC should prevent my proposal from being included in this year's proxy material, that my proposal, which was sent to you under separate cover, be included in the 2008 Annual Meeting materials."

The Company responded to Mr. Allen in a letter dated April 27, 2007 which referred to the eligibility and procedural requirements of Rule 14a-8(b) through (e) and requested, among other things, that Mr. Allen provide documentary evidence of his share ownership within fourteen (14) calendar days of receipt of the letter in accordance with Rule 14a-8(f).

The Company included a copy of Rule 14a-8 for Mr. Allen's reference with the April 27th letter. On April 30, 2007, the Company received a fax from Mr. Allen which attached an account statement from Mr. Allen's brokerage account with American General Securities Incorporated relating to the period from March 1, 2007 through March 31, 2007 as evidence of his share ownership. The account statement indicated that Mr. Allen's account held 100 shares of CBS Corporation Class A common stock that had been acquired on February 28, 2007. The Company responded to Mr. Allen in a letter dated May 4, 2007 in which the Company referred to the requirements of proper evidence of share ownership described in Rule 14a-8(b) and noted specifically that the account statement included with Mr. Allen's April 30th fax did not indicate that he had owned his shares of the Company's Class A common stock for one year prior to April 16, 2007, the date he had requested his proposal be included in the 2008 Proxy Materials. The Company reiterated the request that Mr. Allen provide evidence of share ownership meeting the requirements of Rule 14a-8(b) within fourteen (14) calendar days of receiving the May 4th letter in accordance with Rule 14a-8(f). The Company also noted that if Mr. Allen was not able to provide the required evidence, his proposal would not be considered eligible for inclusion in the 2008 Proxy Materials. As of the date hereof, the Company has not received a response from Mr. Allen to the May 4th letter or any additional information or documentary evidence to indicate that Mr. Allen has owned his shares of CBS Corporation Class A common stock for a period of one year prior to April 16, 2007 as required by Rule 14a-8(b).

A copy of all correspondence referred to above, including the proposal, is attached hereto as Exhibit A.

**Discussion**

Pursuant to Rule 14a-8(b)(1), a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted by the shareholder and, pursuant to Rule 14a-8(b)(2)(i), a shareholder seeking to prove eligibility of share ownership through the record holder of the securities must provide a written statement from such record holder (usually a broker or bank) verifying that, at the time the proposal was submitted, the shareholder had continuously held the securities for at least one year.

The Company received Mr. Allen's request that the proposal set forth above be included with the 2008 Proxy Materials in a letter dated April 16, 2007. However, based on the brokerage account statement provided by Mr. Allen to the Company in response to the Company's request for documentary evidence of share ownership, the record holder, American General Securities Incorporated, acquired the shares of CBS Corporation Class A common stock for Mr. Allen's account on February 28, 2007 – less than two months prior to the date he requested that the proposal be included in the 2008 Proxy Materials. In the Company's letter to Mr. Allen dated May 4, 2007, the Company stated very clearly that the brokerage account statement provided by Mr. Allen as evidence of share ownership did not indicate that he had owned his shares of the Company's Class A common stock for one year prior to April 16, 2007, the date he had requested his proposal be included in the 2008 Proxy Materials, and requested that Mr. Allen provide evidence of share ownership meeting the requirements of Rule 14a-8(b) within the fourteen (14) calendar day time period prescribed by Rule 14a-8(f). As noted above, the Company has not received a response from Mr. Allen to this request as of the date hereof. The last day for shareholder proposals to be considered for inclusion with the 2008 Proxy Materials, as calculated in accordance with Rule 14a-8(e)(2) and set forth in the Company's 2007 Proxy Materials pursuant to Rule 14a-5(e), was December 19, 2007.

**Conclusion**

Based on the foregoing, the Company believes that Mr. Allen's proposal has not satisfied the eligibility and procedural requirements of Rule 14a-8(b) and, therefore, may be omitted from the Company's 2008 Proxy Materials in reliance on Rule 14a-8(f). Accordingly, we respectfully request that the Staff indicate that it will not recommend enforcement action to the Commission if the Company excludes Mr. Allen's proposal from the 2008 Proxy Materials.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed, and a copy of this letter is being sent to Mr. Allen.

If you have any questions regarding this request or if the Staff is unable to concur with the Company's conclusions with respect to the excludability of the proposal without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (212) 975-5889. Thank you for your consideration.

Very truly yours,



Angeline C. Straka

cc: Mr. Richard Allen
Louis J. Briskman (CBS Corporation)
Executive Vice President and
General Counsel

**EXHIBIT A**

**RICHARD ALLEN**
**62 William Street – 4th Floor**
**New York, NY 10005**
**Tel: 917-434-3480**
**Fax: 212-843-2711**

* **Hand-Delivered**
* **Faxed to 212-597-4063**
* **Overnight Delivery:**
**UPS Tracking #: 1Z 56V 761 03 9723 3115**

March 19, 2007

Ms. Angeline C. Straka
Secretary
CBS Corporation
51 West 52nd Street
New York, NY 10019
**Fax: 212-597-4063**

Dear Ms. Straka:

I am the owner of 100 shares of CBS Corporation Class A Stock.

Attached please find my Stockholder Proposal that I wish to have included in the proxy material sent out to all shareholders for the upcoming Annual Meeting.

Please feel free to contact me at the above address or you may call me at Tel: 917-434-3480 with any questions you may have.

Sincerely,



Richard Allen

RA:lb
Enc:

## Share-Owner Proposal on Simon and Schuster Instituting Fact-Checking

Mr. Richard Allen, an owner of 100 shares Class A Stock, has furnished the following statement in support of his proposal:

**WHEREAS**, The CBS Corporation, parent of Simon and Schuster, assumes its companies adhere to ethical practices:

**WHEREAS**, it has come to our attention that Simon and Schuster, publisher of non-fiction books, including historical accounts, lacks a systematic fact-checking process to assure material errors are not printed by the company and presented as fact:

**WHEREAS**, it has come to our attention that a Simon and Schuster volume by Jimmy Carter, *Palestine: Peace Not Apartheid*, contains numerous material errors of fact, prompting extensive public criticism about Simon and Schuster:

**RESOLVED**, the shareholders request the Board of Directors to institute a department within Simon and Schuster whose task is to screen non-fiction manuscripts for factual errors, to protect the reputation and sound functioning of the company against the harm of printing error-filled, non-fiction books.

**Supporting Statement**

Numerous commentaries have noted serious errors of historical fact in *Palestine: Peace Not Apartheid*. Among errors cited are:

ဆ **Page 215**: "[An option for Israel is] withdrawal to the 1967 border specified in UN Resolution 242 and as promised in the Camp David Accords and the Oslo Agreement..."

**Similarly, page 57**: "The 1949 armistice demarcation lines became the borders of the new nation of Israel and were accepted by Israel and the United States, and recognized officially by the United Nations."

**These statements are inaccurate**. The "1949 armistice" lines did not become the "accepted" borders of Israel. Nor did Camp David and Oslo specify a withdrawal to these alleged borders. Moreover, both the language of 242 and its intent, as described by the resolution's drafters, are clear. Britain's Lord Caradon, who introduced the resolution on November 22, 1967, after months of discussion in the wake of the Six Day War, has explicitly emphasized the very opposite of Carter's claims. In February 1973 on Israel Radio he said: "We knew that the boundaries of '67 were not drawn as permanent frontiers; they were a cease-fire line of a couple decades earlier. We did not say the '67 boundaries must be forever."

ჵ**Page 190**: "The governments of Ariel Sharon and Ehud Olmert have built the fence and wall entirely within Palestinian territory, intruding deeply into the West Bank to encompass Israeli settlement blocs and large areas of other Palestinian land."

According to UN numbers, the path of the barrier under construction adheres to 45% of the "armistice line" and even in some places veers inside pre-1967 Israel.

ჵ**Page 62**: "The Israelis have never granted any appreciable autonomy to the Palestinians..."

After 1993 and the Oslo agreements, Palestinians achieved "appreciable autonomy," attaining control of political, civic, security, medical and media institutions and gaining 40% of the West Bank and all of Gaza.

A fact-checking division could have flagged errors such as these and others. It would not impinge on freedom of expression. Like fact-checking for textbooks being encouraged by the Association of American Publishers and like the fact-checking practiced daily by newspapers, magazines and journals, the process enhances the integrity of the product and would benefit Simon and Schuster's reputation.

March 21, 2007

Mr. Richard Allen
62 William Street, 4th Floor
New York, NY 10005

Re: Stockholder Proposal

Dear Mr. Allen:

On March 19, 2007, we received by facsimile the stockholder proposal that you submitted to CBS Corporation under SEC Rule 14a-8 for inclusion in the proxy materials for the upcoming 2007 annual stockholders' meeting.

Rule 14a-8 provides that your proposal must be received at the Company's principal executive offices not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. I have enclosed a copy of the relevant portion of Rule 14a-8 for your reference. As indicated in the Company's proxy statement dated April 14, 2006, in connection with the 2007 annual stockholders' meeting, proposals were required to be received at the Company's principal executive offices on or before December 15, 2006. Because you did not submit a proposal by the properly determined deadline, the proposal is not eligible to be included in the proxy materials for the upcoming 2007 annual stockholders' meeting.

We appreciate your interest in CBS Corporation. Please feel free to contact me with any questions you may have.



Kimberly Pittman
Assistant Secretary

cc: Louis J. Briskman
Angeline C. Straka

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

# Rule 14a-8 -- Proposals of Security Holders

---

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.



ANGELINE C. STRAKA
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL AND SECRETARY

CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK [illegible]

(212) 975 [illegible]
FAX (212) [illegible] 4063
angeline.straka@cbs.com

**1934 Act/Rule 14a-8(e)(2)**

March 29, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CBS Corporation Shareholder Proposal

Ladies and Gentlemen:

On behalf of CBS Corporation, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(f) and Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is excluded from the Company's proxy statement for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Statement"). The Annual Meeting is scheduled for May 23, 2007. A copy of the proposal is attached hereto. As required by Rule 14a-8(j), six copies of this letter, including the attachment, are enclosed.

We are also sending a copy of this letter to Richard Allen.

**A. Factual Background**

On March 19, 2007, the Company received a shareholder proposal from Richard Allen. The proposal reads as follows:

> "WHEREAS, The CBS Corporation, parent of Simon and Schuster, assumes its companies adhere to ethical practices;
>
> WHEREAS, it has come to our attention that Simon and Schuster, publisher of non-fiction books, including historical accounts, lacks a systematic fact-checking process to assure material errors are not printed by the company and presented as fact;
>
> WHEREAS, it has come to our attention that a Simon and Schuster volume by Jimmy Carter, *Palestine: Peace Not Apartheid*, contains numerous material errors of fact, prompting extensive public criticism about Simon and Schuster;

RESOLVED, the shareholders request the Board of Directors to institute a department within Simon and Schuster whose task is to screen non-fiction manuscripts for factual errors, to protect the reputation and sound functioning of the company against the harm of printing error-filled, non-fiction books."

Mr. Allen also included a supporting statement. Mr. Allen's full letter is attached hereto as Exhibit A.

**B. Reason for Omission**

***Failure to Timely Submit the Proposal in Violation of Rule 14a-8(e)***

Pursuant to Rule 14a-8(e)(2), shareholder proposals "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company's proxy materials for its 2006 Annual Meeting were dated and filed with the Commission on April 14, 2006. Accordingly, the deadline for submitting proposals for inclusion in the Proxy Statement was December 15, 2006. This deadline was clearly set forth in the 2006 proxy materials in accordance with Rule 14a-5(e).

The Company did not receive Mr. Allen's proposal until March 19, 2007. The proposal was therefore not timely received and may be excluded from the Proxy Statement in accordance with Rule 14a-8(e)(2). The Staff has previously granted no-action relief with respect to the omission of a proposal when a shareholder has failed to meet the deadline for submitting proposals as required by Rule 14a-8(e). *See, e.g.*, Merck & Co., Inc. (available January 16, 2007), International Business Machines Corporation (available December 5, 2006), News Corporation (available August 15, 2006) and Wendy's Intl., Inc. (available January 6, 2003).

Because the failure to timely submit a shareholder proposal is a deficiency that cannot be remedied, Rule 14a-8(f) provides that if a shareholder misses a properly determined deadline, then the company need not provide such shareholder with an opportunity to cure. The Company sent a letter to Mr. Allen notifying him of the procedural deficiency and the Company's intention to omit his proposal from the Company's Proxy Statement. The Company's letter is attached hereto as Exhibit B. Mr. Allen's response to such letter is attached as Exhibit C.

**C. Waiver of 80-Day Period**

Rule 14a-8(j)(1) requires a registrant to file with the Commission its reasons for excluding a proposal no later than eighty (80) calendar days before it files its definitive proxy statement with the Commission unless good cause for missing the deadline is demonstrated. The Company intends to file its definitive Proxy Statement on or about April [12], 2007. The Company did not receive Mr. Allen's shareholder proposal until March 19, 2007, however. Accordingly, the Company seeks a waiver of the 80-day requirement to the extent necessary for this letter to be deemed to have been timely filed under Rule 14a-8(j).

**Request**

Based on the foregoing, the Company believes that it may omit Mr. Allen's shareholder proposal from the Proxy Statement, and we respectfully request that the Staff not recommend any enforcement action if the proposal is omitted from the Proxy Statement. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (212) 975-5889. Thank you for your consideration.

Very truly yours,



Angeline C. Straka

cc: Richard Allen

# EXHIBIT A

**RICHARD ALLEN**
**62 William Street – 4th Floor**
**New York, NY 10005**
**Tel: 917-434-3480**
**Fax: 212-843-2711**

* **Hand-Delivered**
* **Faxed to 212-597-4063**
* **Overnight Delivery:**
**UPS Tracking #: 1Z 56V 761 03 9723 3115**

March 19, 2007

Ms. Angeline C. Straka
Secretary
CBS Corporation
51 West 52nd Street
New York, NY 10019
Fax: 212-597-4063

Dear Ms. Straka:

I am the owner of 100 shares of CBS Corporation Class A Stock.

Attached please find my Stockholder Proposal that I wish to have included in the proxy material sent out to all shareholders for the upcoming Annual Meeting.

Please feel free to contact me at the above address or you may call me at Tel: 917-434-3480 with any questions you may have.

Sincerely,



Richard Allen

RA:lb
Enc:

## Share-Owner Proposal on Simon and Schuster Instituting Fact-Checking

Mr. Richard Allen, an owner of 100 shares Class A Stock, has furnished the following statement in support of his proposal:

**WHEREAS**, The CBS Corporation, parent of Simon and Schuster, assumes its companies adhere to ethical practices:

**WHEREAS**, it has come to our attention that Simon and Schuster, publisher of non-fiction books, including historical accounts, lacks a systematic fact-checking process to assure material errors are not printed by the company and presented as fact:

**WHEREAS**, it has come to our attention that a Simon and Schuster volume by Jimmy Carter, *Palestine: Peace Not Apartheid*, contains numerous material errors of fact, prompting extensive public criticism about Simon and Schuster:

**RESOLVED**, the shareholders request the Board of Directors to institute a department within Simon and Schuster whose task is to screen non-fiction manuscripts for factual errors, to protect the reputation and sound functioning of the company against the harm of printing error-filled, non-fiction books.

**Supporting Statement**

Numerous commentaries have noted serious errors of historical fact in *Palestine: Peace Not Apartheid*. Among errors cited are:

ஐ **Page 215**: "[An option for Israel is] withdrawal to the 1967 border specified in UN Resolution 242 and as promised in the Camp David Accords and the Oslo Agreement..."

**Similarly, page 57**: "The 1949 armistice demarcation lines became the borders of the new nation of Israel and were accepted by Israel and the United States, and recognized officially by the United Nations."

**These statements are inaccurate**. The "1949 armistice" lines did not become the "accepted" borders of Israel. Nor did Camp David and Oslo specify a withdrawal to these alleged borders. Moreover, both the language of 242 and its intent, as described by the resolution's drafters, are clear. Britain's Lord Caradon, who introduced the resolution on November 22, 1967, after months of discussion in the wake of the Six Day War, has explicitly emphasized the very opposite of Carter's claims. In February 1973 on Israel Radio he said: "We knew that the boundaries of '67 were not drawn as permanent frontiers; they were a cease-fire line of a couple decades earlier. We did not say the '67 boundaries must be forever."

Page 190: "The governments of Ariel Sharon and Ehud Olmert have built the fence and wall entirely within Palestinian territory, intruding deeply into the West Bank to encompass Israeli settlement blocs and large areas of other Palestinian land."

According to UN numbers, the path of the barrier under construction adheres to 45% of the "armistice line" and even in some places veers inside pre-1967 Israel.

Page 62: "The Israelis have never granted any appreciable autonomy to the Palestinians..."

After 1993 and the Oslo agreements, Palestinians achieved "appreciable autonomy," attaining control of political, civic, security, medical and media institutions and gaining 40% of the West Bank and all of Gaza.

A fact-checking division could have flagged errors such as these and others. It would not impinge on freedom of expression. Like fact-checking for textbooks being encouraged by the Association of American Publishers and like the fact-checking practiced daily by newspapers, magazines and journals, the process enhances the integrity of the product and would benefit Simon and Schuster's reputation.

# EXHIBIT B

March 21, 2007

Mr. Richard Allen
62 William Street, 4th Floor
New York, NY 10005

Re: Stockholder Proposal

Dear Mr. Allen:

On March 19, 2007, we received by facsimile the stockholder proposal that you submitted to CBS Corporation under SEC Rule 14a-8 for inclusion in the proxy materials for the upcoming 2007 annual stockholders' meeting.

Rule 14a-8 provides that your proposal must be received at the Company's principal executive offices not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. I have enclosed a copy of the relevant portion of Rule 14a-8 for your reference. As indicated in the Company's proxy statement dated April 14, 2006, in connection with the 2007 annual stockholders' meeting, proposals were required to be received at the Company's principal executive offices on or before December 15, 2006. Because you did not submit a proposal by the properly determined deadline, the proposal is not eligible to be included in the proxy materials for the upcoming 2007 annual stockholders' meeting.

We appreciate your interest in CBS Corporation. Please feel free to contact me with any questions you may have.



Kimberly Pittman
Assistant Secretary

cc: Louis J. Briskman
Angeline C. Straka

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

# Rule 14a-8 -- Proposals of Security Holders

---

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

# EXHIBIT C

# RICHARD ALLEN

**62 William Street – 4th Floor**
**New York, NY 10005**
**Tel: 917-434-3480**
**Fax: 212-843-2711**


March 27, 2007

***Hand-Delivered**
***Faxed to 212-597-4063**
***By US Mail**

Ms. Angeline C. Straka
Secretary
CBS Corporation
51 West 52nd Street
New York, NY 10019
**Fax: 212-597-4063**

Dear Ms. Straka,

Thank you for taking the time to discuss presenting my proposal to our fellow shareholders at the May 23, 2007 annual meeting.

I intend to attend the meeting and to present my proposal from the floor at the appropriate time. You were previously sent the proposal by Fax, messenger and overnight express envelope. As you outlined in our phone conversation today; the appropriate time will be when the question is asked if there is any new business.

This letter is intended to officially inform you that I intend to present my proposal. I request that you note that in the Proxy notice to shareowners.

Please feel free to contact me at the above address or you may call me at Tel: 917-434-3480 with any questions you may have.

Sincerely,



Richard Allen

RA/rm


RECEIVED

MAR 28 2007

ANGELINE C. STRAKA




[illegible]GELINE C. [illegible]RAKA
[illegible]
[illegible] GENERAL COUNSEL AND SECRETARY

CBS CORPORATION
[illegible] WEST [illegible] STREET
NEW YORK NEW YORK [illegible]
[illegible]
FAX [illegible]
[illegible]@cbs.com


March 30, 2007

Mr. Richard Allen
62 William Street, 4th Floor
New York, NY 10005

Re: <u>Shareholder Proposal</u>

Dear Mr. Allen:

As we discussed, the shareholder proposal you submitted for the Company's 2007 Annual Meeting was submitted past the December 15, 2006 deadline. Because it was submitted late and will not be included in the Company's 2007 proxy statement, we are requesting a "no action" from the Securities and Exchange Commission (SEC). The enclosed letter is that request to the SEC.

Yours truly,

Angie Straka

cc: Louis J. Briskman
Kimberly Pittman

567959



DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3010**

April 12, 2007

Angeline C. Straka
Senior Vice President
Deputy General Counsel and Secretary
CBS Corporation
51 West 52 Street
New York, NY 10019-6188

RECEIVED

APR 27 2007

ANGELINE C. STRAKA

Re: CBS Corporation
Incoming letter dated March 29, 2007

Dear Ms. Straka:

This is in response to your letter dated March 29, 2007 concerning the shareholder proposal submitted to CBS by Richard Allen. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Richard Allen
62 William Street – 4th Floor
New York, NY 10005

ANGELINE C. STRAKA
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL AND SECRETARY



CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188
(212) 975-5889
FAX: (212) 597-4063
angeline.straka@cbs.com

**1934 Act/Rule 14a-8(e)(2)**

March 29, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CBS Corporation Shareholder Proposal

Ladies and Gentlemen:

On behalf of CBS Corporation, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(f) and Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is excluded from the Company's proxy statement for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Statement"). The Annual Meeting is scheduled for May 23, 2007. A copy of the proposal is attached hereto. As required by Rule 14a-8(j), six copies of this letter, including the attachment, are enclosed.

We are also sending a copy of this letter to Richard Allen.

## A. Factual Background

On March 19, 2007, the Company received a shareholder proposal from Richard Allen. The proposal reads as follows:

> "WHEREAS, The CBS Corporation, parent of Simon and Schuster, assumes its companies adhere to ethical practices;
>
> WHEREAS, it has come to our attention that Simon and Schuster, publisher of non-fiction books, including historical accounts, lacks a systematic fact-checking process to assure material errors are not printed by the company and presented as fact;
>
> WHEREAS, it has come to our attention that a Simon and Schuster volume by Jimmy Carter, *Palestine: Peace Not Apartheid*, contains numerous material errors of fact, prompting extensive public criticism about Simon and Schuster;

> RESOLVED, the shareholders request the Board of Directors to institute a department within Simon and Schuster whose task is to screen non-fiction manuscripts for factual errors, to protect the reputation and sound functioning of the company against the harm of printing error-filled, non-fiction books."

Mr. Allen also included a supporting statement. Mr. Allen's full letter is attached hereto as Exhibit A.

**B. Reason for Omission**

***Failure to Timely Submit the Proposal in Violation of Rule 14a-8(e)***

Pursuant to Rule 14a-8(e)(2), shareholder proposals "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company's proxy materials for its 2006 Annual Meeting were dated and filed with the Commission on April 14, 2006. Accordingly, the deadline for submitting proposals for inclusion in the Proxy Statement was December 15, 2006. This deadline was clearly set forth in the 2006 proxy materials in accordance with Rule 14a-5(e).

The Company did not receive Mr. Allen's proposal until March 19, 2007. The proposal was therefore not timely received and may be excluded from the Proxy Statement in accordance with Rule 14a-8(e)(2). The Staff has previously granted no-action relief with respect to the omission of a proposal when a shareholder has failed to meet the deadline for submitting proposals as required by Rule 14a-8(e). *See, e.g.,* Merck & Co., Inc. (available January 16, 2007), International Business Machines Corporation (available December 5, 2006), News Corporation (available August 15, 2006) and Wendy's Intl., Inc. (available January 6, 2003).

Because the failure to timely submit a shareholder proposal is a deficiency that cannot be remedied, Rule 14a-8(f) provides that if a shareholder misses a properly determined deadline, then the company need not provide such shareholder with an opportunity to cure. The Company sent a letter to Mr. Allen notifying him of the procedural deficiency and the Company's intention to omit his proposal from the Company's Proxy Statement. The Company's letter is attached hereto as Exhibit B. Mr. Allen's response to such letter is attached as Exhibit C.

**C. Waiver of 80-Day Period**

Rule 14a-8(j)(1) requires a registrant to file with the Commission its reasons for excluding a proposal no later than eighty (80) calendar days before it files its definitive proxy statement with the Commission unless good cause for missing the deadline is demonstrated. The Company intends to file its definitive Proxy Statement on or about April [12], 2007. The Company did not receive Mr. Allen's shareholder proposal until March 19, 2007, however. Accordingly, the Company seeks a waiver of the 80-day requirement to the extent necessary for this letter to be deemed to have been timely filed under Rule 14a-8(j).

**Request**

Based on the foregoing, the Company believes that it may omit Mr. Allen's shareholder proposal from the Proxy Statement, and we respectfully request that the Staff not recommend any enforcement action if the proposal is omitted from the Proxy Statement. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (212) 975-5889. Thank you for your consideration.

Very truly yours,



Angeline C. Straka

cc: Richard Allen

# EXHIBIT A

RICHARD ALLEN
62 William Street – 4th Floor
New York, NY 10005
Tel: 917-434-3480
Fax: 212-843-2711

* Hand-Delivered
* Faxed to 212-597-4063
* Overnight Delivery:
UPS Tracking #: 1Z 56V 761 03 9723 3115

March 19, 2007

Ms. Angeline C. Straka
Secretary
CBS Corporation
51 West 52nd Street
New York, NY 10019
Fax: 212-597-4063

Dear Ms. Straka:

I am the owner of 100 shares of CBS Corporation Class A Stock.

Attached please find my Stockholder Proposal that I wish to have included in the proxy material sent out to all shareholders for the upcoming Annual Meeting.

Please feel free to contact me at the above address or you may call me at Tel: 917-434-3480 with any questions you may have.

Sincerely,



Richard Allen

RA:lb
Enc:

## Share-Owner Proposal on Simon and Schuster Instituting Fact-Checking

Mr. Richard Allen, an owner of 100 shares Class A Stock, has furnished the following statement in support of his proposal:

**WHEREAS**, The CBS Corporation, parent of Simon and Schuster, assumes its companies adhere to ethical practices:

**WHEREAS**, it has come to our attention that Simon and Schuster, publisher of non-fiction books, including historical accounts, lacks a systematic fact-checking process to assure material errors are not printed by the company and presented as fact:

**WHEREAS**, it has come to our attention that a Simon and Schuster volume by Jimmy Carter, *Palestine: Peace Not Apartheid*, contains numerous material errors of fact, prompting extensive public criticism about Simon and Schuster:

**RESOLVED**, the shareholders request the Board of Directors to institute a department within Simon and Schuster whose task is to screen non-fiction manuscripts for factual errors, to protect the reputation and sound functioning of the company against the harm of printing error-filled, non-fiction books.

**Supporting Statement**

Numerous commentaries have noted serious errors of historical fact in *Palestine: Peace Not Apartheid*. Among errors cited are:

ஐ **Page 215**: "[An option for Israel is] withdrawal to the 1967 border specified in UN Resolution 242 and as promised in the Camp David Accords and the Oslo Agreement..."

**Similarly, page 57**: "The 1949 armistice demarcation lines became the borders of the new nation of Israel and were accepted by Israel and the United States, and recognized officially by the United Nations."

**These statements are inaccurate.** The "1949 armistice" lines did not become the "accepted" borders of Israel. Nor did Camp David and Oslo specify a withdrawal to these alleged borders. Moreover, both the language of 242 and its intent, as described by the resolution's drafters, are clear. Britain's Lord Caradon, who introduced the resolution on November 22, 1967, after months of discussion in the wake of the Six Day War, has explicitly emphasized the very opposite of Carter's claims. In February 1973 on Israel Radio he said: "We knew that the boundaries of '67 were not drawn as permanent frontiers; they were a cease-fire line of a couple decades earlier. We did not say the '67 boundaries must be forever."

✍Page 190: "The governments of Ariel Sharon and Ehud Olmert have built the fence and wall entirely within Palestinian territory, intruding deeply into the West Bank to encompass Israeli settlement blocs and large areas of other Palestinian land."

According to UN numbers, the path of the barrier under construction adheres to 45% of the "armistice line" and even in some places veers inside pre-1967 Israel.

✍**Page 62**: "The Israelis have never granted any appreciable autonomy to the Palestinians..."

After 1993 and the Oslo agreements, Palestinians achieved "appreciable autonomy," attaining control of political, civic, security, medical and media institutions and gaining 40% of the West Bank and all of Gaza.

A fact-checking division could have flagged errors such as these and others. It would not impinge on freedom of expression. Like fact-checking for textbooks being encouraged by the Association of American Publishers and like the fact-checking practiced daily by newspapers, magazines and journals, the process enhances the integrity of the product and would benefit Simon and Schuster's reputation.

# EXHIBIT B

March 21, 2007

Mr. Richard Allen
62 William Street, 4th Floor
New York, NY 10005

Re: Stockholder Proposal

Dear Mr. Allen:

On March 19, 2007, we received by facsimile the stockholder proposal that you submitted to CBS Corporation under SEC Rule 14a-8 for inclusion in the proxy materials for the upcoming 2007 annual stockholders' meeting.

Rule 14a-8 provides that your proposal must be received at the Company's principal executive offices not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. I have enclosed a copy of the relevant portion of Rule 14a-8 for your reference. As indicated in the Company's proxy statement dated April 14, 2006, in connection with the 2007 annual stockholders' meeting, proposals were required to be received at the Company's principal executive offices on or before December 15, 2006. Because you did not submit a proposal by the properly determined deadline, the proposal is not eligible to be included in the proxy materials for the upcoming 2007 annual stockholders' meeting.

We appreciate your interest in CBS Corporation. Please feel free to contact me with any questions you may have.



Kimberly Pittman
Assistant Secretary

cc: Louis J. Briskman
Angeline C. Straka

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

# Rule 14a-8 -- Proposals of Security Holders

---

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

# EXHIBIT C

# RICHARD ALLEN

**62 William Street – 4th Floor**
**New York, NY 10005**
**Tel: 917-434-3480**
**Fax: 212-843-2711**


March 27, 2007

***Hand-Delivered**
***Faxed to 212-597-4063**
***By US Mail**

Ms. Angeline C. Straka
Secretary
CBS Corporation
51 West 52nd Street
New York, NY 10019
**Fax: 212-597-4063**

Dear Ms. Straka,

Thank you for taking the time to discuss presenting my proposal to our fellow shareholders at the May 23, 2007 annual meeting.

I intend to attend the meeting and to present my proposal from the floor at the appropriate time. You were previously sent the proposal by Fax, messenger and overnight express envelope. As you outlined in our phone conversation today; the appropriate time will be when the question is asked if there is any new business.

This letter is intended to officially inform you that I intend to present my proposal. I request that you note that in the Proxy notice to shareowners.

Please feel free to contact me at the above address or you may call me at Tel: 917-434-3480 with any questions you may have.

Sincerely,



Richard Allen

RA/rm

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 12, 2007

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: CBS Corporation
Incoming letter dated March 29, 2007

The proposal relates to the creation of a department within one of the company's subsidiaries.

There appears to be some basis for your view that CBS may exclude the proposal under rule 14a-8(e)(2) because CBS received it after the deadline for submitting proposals. We note in particular your representation that CBS did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if CBS omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that CBS did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant CBS's request that the 80-day requirement be waived.

Sincerely,



Rebekah J. Toton
Attorney-Adviser

Apr. 18. 2007 5:31PM No. 0008 P. 1


# RICHARD ALLEN

**62 William Street – 4th Floor**
**New York, NY 10005**
**Tel: 917-434-3480**
**Fax: 212-843-2711**


RECEIVED
APR 19 2007
ANGELINE C. STRAKA

April 16, 2007

Ms. Angeline C. Straka
Secretary
CBS Corporation
51 West 52nd Street
New York, NY 10019
**Fax: 212-597-4063**

Dear Ms. Straka:

I will insist that my rights as a Shareholder be respected and I will do everything necessary to insure that my Shareholder Proposal is presented to our fellow owners.

I respectfully request that you allow my proposal to be included in this year's Proxy Statement as your insistence on fighting this proposal's inclusion in this year's Proxy Material is just postponing the inevitable inclusion of this proposal, if not this year then at the 2008 meeting.

Please take this letter as an official request that if the ruling of the SEC should prevent my proposal from being included in this year's proxy material, that my proposal, which was sent to you under separate cover, be included in the 2008 Annual Meeting materials.

As you can see, I am not going away and your efforts to prevent a shareholder from exercising their rights will fail. I urge you to allow the proposal to be presented this year.

Sincerely,



Richard Allen

RA:lb
Enc:

MATTHEW D. MORGESON
VICE PRESIDENT, COUNSEL
CORPORATE AND SECURITIES



CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188
(212) 975-8150
FAX: (212) 597-4063
matthew.morgeson@cbs.com

**BY FACSIMILE AND OVERNIGHT DELIVERY**

April 27, 2007

Mr. Richard Allen
62 William Street, 4th Floor
New York, NY 10005

Re: Stockholder Proposal

Dear Mr. Allen:

Thank you for your letter dated April 16, 2007. Although your proposal will not be included in the Company's proxy statement for the upcoming Annual Meeting, we acknowledge that you have now submitted a stockholder proposal with respect to the Company's 2008 Annual Meeting.

In order to be considered for inclusion in the Company's 2008 proxy materials, you must satisfy the eligibility and procedural requirements of Rule 14a-8(b) through (e) of the Securities Exchange Act of 1934, as amended. Specifically, you must demonstrate that you have continuously held at least $2,000 in market value of the Company's Class A common stock for at least one year by the date you submitted your proposal relating to the 2008 Annual Meeting (April 16, 2007). As you do not appear as a registered stockholder on the books and records of the Company, you must provide the Company with a written statement from the record holder (the broker or bank in whose name your shares are held) verifying such information. You must also provide the Company with a written statement that you intend to continue to hold your shares through the date of the 2008 Annual Meeting. In addition, we note that your proposal, as submitted with your letter dated March 19, 2007, exceeds 500 words and, accordingly, we request that you resubmit your proposal so that it complies with Rule 14a-8(d). We have provided a copy of Rule 14a-8 with this letter for your reference.

Pursuant to Rule 14a-8(f), you have fourteen (14) calendar days from the date you receive this letter to provide documentary evidence of your share ownership, the written statement that you intend to continue to hold your shares through the date of the 2008 Annual Meeting, and the revised proposal (your response must be postmarked or transmitted electronically by such date). Please send these materials to my attention. If the eligibility and procedural requirements of Rule 14a-8 are met, the Company will then review your proposal in accordance with the other provisions of Rule 14a-8, including Rule 14a-8(i).

We appreciate your interest in CBS Corporation.

Matthew D. Morgeson
Assistant Secretary

cc: Louis J. Briskman
Angeline C. Straka

569143v1

## Rule 14a-8 of the Securities Exchange Act of 1934, as amended

**PROXY RULES**
**REGULATION 14A – SOLICITATION OF PROXIES**
**is available through the Securities and Exchange Commission's website at:**

**http://www.sec.gov/about/forms/regl4a.pdf**

**Shareholder Proposals**

**§240.14a-8.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*Note to paragraph (i)(1)*: Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
*Note to paragraph (i)(2)*: We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

*Note to paragraph (i)(9)*: A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

RICHARD ALLEN
62 William Street
New York, New York 10005

Tel: 212-8432344 Fax: 212-843-2711

# FAX TRANSMISSION

**FROM:** Richard Allen

**TO:** Matthew D. Morgeson

**DATE:** April 30, 2007

**RE:** Shareholder Proposal


RECEIVED
APR 30 2007
MATTHEW D. MORGESON

NUMBER OF PAGES (INCLUDING COVER SHEET): Three

Matt,

Attached is the proof of my ownership of over $2000 of CBS voting shares. I intend to own the stock through 2008 and beyond.

The word-count of my shareholder proposal is 490 words.

Please send me a copy of the proposal with each word numbered, as it appears we have different word counts.

Thank You

AIG AMERICAN GENERAL
American General Securities Incorporated
2727 Allen Parkway, Suite W290
Houston, TX 77019
Tel: (800) 247-4669

# Brokerage
## Account Statement

Account Number: 7AW-207353
Statement Period: 03/01/2007 - 03/31/2007

RICHARD ALLEN
62 WILLIAM STREET
4TH FLOOR
NEW YORK NY 10005-1520

### Valuation at a Glance

| | This Period |
|---|---|
| Beginning Account Value | [illegible] |
| Dividends/Interest | [illegible] |
| Change in Account Value | [illegible] |
| Ending Account Value | [illegible] |
| Estimated Annual Income | [illegible] |

FDIC insured bank deposits are not securities, are not held by Pershing LLC, and are not covered by the Securities Investor Protection Corporation. These bank deposits are covered by the Federal Deposit Insurance Corporation.

## Asset Allocation

| | Value Last Period | Value This Period | Percent Allocation |
|---|---|---|---|
| Cash and Cash Equivalents[1] | [illegible] | [illegible] | [illegible] |
| Equities | [illegible] | [illegible] | [illegible] |
| Mutual Funds | [illegible] | [illegible] | [illegible] |
| Account Total (Pie Chart) | [illegible] | [illegible] | [illegible] |

[1] Includes FDIC insured bank deposits.



Asset Allocation percentages are rounded to the nearest whole percentage.

Pie Chart allocation excludes all asset classes which net to a liability.

AIG AMERICAN GENERAL
American General Securities Incorporated
2727 Allen Parkway, Suite W290
Houston, TX 77019
Tel: (800) 347-4669

# Brokerage Account Statement

Statement Period: 03/01/2007 - 03/31/2007

## Portfolio Holdings *(continued)*

| Quantity | Acquisition Date | Unit Cost | Cost Basis | Market Price | Market Value | Unrealized Gain/Loss | Estimated Annual Income | Estimated Yield |
|---|---|---|---|---|---|---|---|---|
| **Equities** *(continued)* | | | | | | | | |
| **Common Stocks** *(continued)* | | | | | | | | |
| AGERE SYS INC COM STK MER EFF 4/2/07 1 OLD=2.16 CU# 502161107 LSI LOGIC CORP<br>Dividend Option: Cash<br>*Security Identifier:* AGR | | | | | | | | |
| | Total | | | | | | | |
| AMPAL AMERN ISRAEL CORP CLASS A<br>Dividend Option: Cash<br>*Security Identifier:* AMPL | | | | | | | | |
| | Total | | | | | | | |
| CBS CORP CL A COM<br>Dividend Option: Cash<br>*Security Identifier:* CBS A | | | | | | | | |
| 100.000 | 02/28/07 | 30.8850 | 3,088.49 | 30.6100 | 3,061.00 | -27.49 | 88.00 | 2.87% |
| COCA COLA COMPANY<br>Dividend Option: Cash<br>*Security Identifier:* KO | | | | | | | | |
| COMCAST CORP CL A<br>Dividend Option: Cash<br>*Security Identifier:* CMCSA | | | | | | | | |

MATTHEW D. MORGESON
VICE PRESIDENT, COUNSEL
CORPORATE AND SECURITIES



CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188

(212) 975-8150
FAX: (212) 597-4063
matthew.morgeson@cbs.com

**BY FACSIMILE AND OVERNIGHT DELIVERY**

May 4, 2007

Mr. Richard Allen
62 William Street, 4th Floor
New York, NY 10005

Re: Stockholder Proposal relating to 2008 Proxy Materials

Dear Mr. Allen:

Thank you for your fax response dated April 30, 2007 to my letter dated April 27, 2007 requesting additional materials in order for your proposal relating to the 2008 proxy materials to meet the eligibility and procedural requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended. From your fax, we note your statement that you intend to own your shares through 2008 and your assertion that the length of your proposal is 490 words. With respect to the question of whether your proposal and accompanying supporting statement exceed 500 words, we will agree to retract our request that you resubmit the proposal.

As set forth in Rule 14a-8, a copy of which was provided to you for reference with my letter dated April 27, 2007, a stockholder must have continuously held at least $2,000 in market value of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. The brokerage account statement from American General Securities Incorporated that was included with your fax as evidence of share ownership does not indicate that you have owned your shares of Class A common stock for one year prior to April 16, 2007 (the date you requested your proposal be included in the Company's proxy materials relating to the 2008 Annual Meeting). Proper evidence of share ownership is described in Rule 14a-8(b).

I am writing to request that you provide evidence of share ownership meeting the requirements of Rule 14a-8(b) within fourteen (14) calendar days from the date you receive this letter (your response must be postmarked or transmitted electronically by such date). Please direct the evidence of ownership to my attention. If you are unable to provide the required evidence of share ownership of the Company's Class A common stock as requested, your proposal will not be eligible to be considered for inclusion in the Company's proxy materials relating to the 2008 Annual Meeting and we respectfully request that you withdraw your request to include the proposal in the 2008 proxy materials.

We appreciate your interest in CBS Corporation.



Matthew D. Morgeson
Assistant Secretary

cc: Louis J. Briskman
Angeline C. Straka

569355v1

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: CBS Corporation
Incoming letter dated January 11, 2008

The proposal relates to screening manuscripts.

There appears to be some basis for your view that CBS may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of CBS' request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if CBS omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END